Exhibit 99.1

Calgary, Alberta (April 23, 2013)

In the first quarter of 2013 Encana achieved significant milestones in a number of its oil and liquids rich natural gas plays including strong well results from the Duvernay and Peace River Arch plays and confirmation of the commerciality of its San Juan play. Solid operational performance resulted in a 48 percent increase in oil and natural gas liquids (NGL) volumes with average production rising to 43,500 barrels per day (bbls/d) in the first quarter of 2013 compared to 29,300 bbls/d in the first quarter of last year. Encana’s average natural gas production volumes for the first quarter were 2,877 million cubic feet per day (MMcf/d).

“We are pleased with the progress made to date in a number of our emerging plays and the growth in our overall liquids production,” says Clayton Woitas, Interim President & CEO. “Proving the commercial success of emerging plays is one of our main goals this year and we intend to do so while preserving the financial strength and flexibility of the company.”

Encana generated $579 million in cash flow, or $0.79 per share, in the first quarter of 2013 and operating earnings were $179 million or $0.24 per share. The company reported a first quarter net loss of $431 million largely due to mark-to-market accounting of the company’s unrealized risk management position and a non-operating foreign exchange loss. Encana finished the quarter with approximately $2.9 billion in cash and cash equivalents and expects to finish the year with approximately $1.5 billion to $2.0 billion of cash and cash equivalents.

“Our focus remains on reducing costs and increasing our profitability,” says Woitas. “Through the first quarter we identified several areas where we can become more efficient in our business. We expect the cost reduction efforts we’ve made at the beginning of this year to have an impact on our financial results during the second half of the year.”

Search for Next President & CEO Progressing

The selection committee in search of Encana’s next President & CEO, made up of Board Chairman David O’Brien, Clayton Woitas and Suzanne Nimocks, Chair of the Human Resources and Compensation Committee, has created a short list of external and internal candidates and interviews for the position have commenced. The committee plans to complete its search by the end of June. The Board has endorsed a plan for Mr. O’Brien to continue in his current role and step down as Chairman after a new President & CEO is firmly in place. At that time, Clayton Woitas will move into the Chairman’s role.

Striving to be the Most Efficient Developer of Natural Gas

“During my time as Interim President & CEO, I have had the opportunity to see firsthand the ingenuity of the people at Encana and their commitment to making this company the most efficient producer of natural gas in North America,” adds Woitas. “I have a stronger appreciation for the suite of world class assets Encana holds and I’m optimistic about the future of this company.”

“While we are adding diversity to our commodity and cash flow mix, Encana’s primary business is natural gas and we will succeed over the long-term by striving to improve capital efficiency and lower costs across our portfolio of assets,” says Woitas.

Update on Operations

During the quarter Encana continued to focus development on its oil and liquids rich natural gas plays. The company expects that total liquids production will increase from an exit rate of about 37,000 bbls/d at the end of 2012 to between 70,000 bbls/d and 75,000 bbls/d by the end of 2013 with the growth driven from well-established commercial plays such as the Peace River Arch, Jonah, Piceance, DJ Basin and Bighorn. The projected growth only includes minimal volumes from the portfolio of emerging plays.

First quarter report

for the period ended March 31, 2013

“Until our emerging plays are proven to be commercial, we are taking a conservative approach to forecasting volume growth,” says Woitas. “That being said, we have taken some positive strides in the development of our emerging plays this quarter.”

Operational highlights in the quarter:

•	Encana started production from the strongest industry well to date in the liquids rich Duvernay play with a restricted 30 day initial production rate of 1,400 bbls/d and 4.0 MMcf/d of natural gas. The company is in the early stages of its Duvernay development with its joint venture partner, a subsidiary of PetroChina Company Limited. Initial test results have exceeded the company’s expectations and a multi-year development plan is in place that has the potential to significantly lower drilling and completion costs. Field condensate yield results are within a range of 45 to 350 barrels per million cubic feet (bbls/MMcf) of natural gas production.

•	In the Peace River Arch play, Encana completed a six well pad at Gordondale producing oil at a rate of 7,000 bbls/d during initial testing. Also in the Peace River Arch, a three well pad was tested in the Pipestone area that flowed at a rate of about 1,000 bbls/d of field condensate during initial testing.

•	In the Clearwater area, Encana drilled 26 net oil wells in the first quarter. Total liquids production from the area is expected to average about 8,700 bbls/d in 2013.

•	Encana has determined that its core acreage in the San Juan Basin has reached commerciality with 2013 production expected to reach over 1,700 barrels of oil equivalent per day (boe/d) in the play. The company is in the process of adding to its current 166,000 net acres. The last five wells the company completed have initial 30 day production rates ranging from 150 boe/d to 700 boe/d with 80 percent oil and current well costs average approximately $5.0 million to $6.0 million per well. Encana is running two rigs in the play and may add an additional rig by year-end.

•	In April, the State of Mississippi approved a severance tax reduction that reduces the tax rate from 6.0 percent to 1.3 percent on new horizontal wells commencing production on or after July 1, 2013 for the first 30 months of production of a well. This five year program supports the pursuit of commerciality by positively impacting Encana’s economics for the emerging Tuscaloosa Marine Shale (TMS) play. With six wells producing in the TMS and two additional wells expected to begin production in the second quarter of 2013, the company is gaining confidence in the potential of the play as it nears commerciality.

•	With initial results of the 2013 Niobrara Horizontal program in the DJ Basin, Encana is expecting to grow oil production in the area from 3,800 bbls/d to approximately 6,100 bbls/d by the end of 2013. Total liquids production from the play is expected to average about 8,200 bbls/d for the year.

Encana Added to its Risk Management Program in the Quarter

At March 31, 2013, Encana has hedged approximately 1,515 MMcf/d of expected April to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per thousand cubic feet (Mcf), approximately 1,498 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged 15,000 bbls/d of expected April to December 2013 oil production at a WTI equivalent price of $98.08 per barrel and approximately 5,800 bbls/d of expected 2014 oil production at a WTI equivalent price of $93.80 per barrel.

Other Activities in the Quarter

•	The company amended its dividend reinvestment plan (DRIP). Beginning in the second quarter of 2013, Encana’s Board of Directors has determined that all common shares distributed to participating shareholders pursuant to the DRIP will be newly issued from Encana’s treasury at a discount of two percent. The two percent discount will remain in effect for all cash dividends that may be declared by Encana’s Board of Directors until otherwise announced by Encana.

Encana Corporation	2	First Quarter Interim Report

First quarter report

for the period ended March 31, 2013

•	Encana commissioned its Cavalier liquefied natural gas (LNG) facility, the first LNG facility in Alberta, Canada. The Cavalier LNG facility will play a key role in providing an alternative fuel for heavy-duty transportation including rail and long-haul trucking in the province.

•	Encana received the President’s Award in the Canadian Association of Petroleum Producers’ (CAPP) 2013 Responsible Canadian Energy Awards, the association’s top honour, in recognition of the company’s commitment to exceptional environmental, health and safety and social performance. Encana’s Responsible Products Program, a company-wide program to manage chemical additives used in hydraulic fracturing, was cited as one of the reasons for the CAPP award.

Dividend Declared

On April 22, 2013, the Board declared a dividend of $0.20 per share payable on June 28, 2013 to common shareholders of record as of June 14, 2013.

First Quarter Highlights

Financial Summary

(for the period ended March 31) ($ millions, except per share amounts)	Q1 2013	Q1 2012
Cash flow[1]	579	1,021
Per share diluted	0.79	1.39

Operating earnings[1]	179	240
Per share diluted	0.24	0.33

Earnings Reconciliation Summary

Net earnings (loss)	(431)	12
After tax (addition) deduction:
Unrealized hedging gain (loss)	(266)	45
Non-operating foreign exchange gain (loss)	(101)	86
Income tax adjustments	(243)	(359)

Operating earnings[1]	179	240
Per share diluted	0.24	0.33

1 Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary

(for the period ended March 31) (after royalties)	Q1 2013	Q1 2012	% Δ
Natural gas (MMcf/d)	2,877	3,272	-12

Liquids (Mbbls/d)	43.5	29.3	48

First Quarter Natural Gas and Liquids Prices

	Q1 2013	Q1 2012
Natural gas
NYMEX ($/MMBtu)	3.34	2.74
Encana realized gas price[1] ($/Mcf)	3.86	4.58

Oil and NGLs ($/bbl)
WTI	94.36	103.03
Encana realized liquids price[1]	69.45	83.77

1 Realized prices include the impact of financial hedging.

Encana Corporation	3	First Quarter Interim Report

First quarter report

for the period ended March 31, 2013

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

30-day initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: ability to reduce costs and increase profitability, including the amounts of possible general and administrative, indirect costs, and capital and operating cost reductions and their expected impact on financial results in the second half of the year; expected date to complete search for President & CEO; expected amount of cash and cash equivalents by year end; achieving 2013 Corporate Guidance, including having financial flexibility; successful exploration and delineation of the company’s emerging NGL and oil plays; expected total liquids production exit rate at the end of 2013; and number of wells to be drilled and well locations, expected liquids production, estimated average total well cost, expected costs reductions, and future developments in the various emerging NGL and oil plays, including proving commerciality of these plays.

Encana Corporation	4	First Quarter Interim Report

First quarter report

for the period ended March 31, 2013

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	5	First Quarter Interim Report

First quarter report

for the period ended March 31, 2013

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended March 31, 2013 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2012.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated April 22, 2013.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects, reducing costs and continuing to pay a stable dividend to shareholders.

Encana’s extensive portfolio of reserves and economic contingent resources in diverse resource plays in North America serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. The Company is also working to expand the use of natural gas in North America in power generation, transportation and industrial applications.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana’s capital investment strategy is focused on building long-term production growth capacity and transitioning to a more diversified portfolio of production and cash flows. In the current price environment, the Company plans to continue focusing capital investment in oil and liquids rich natural gas plays while continuing to invest in Encana’s highest return dry natural gas plays and attracting third party capital investments. Third party capital investment advances development of the Company’s reserves and resources, recognizes the value of the Company’s assets and provides additional financial flexibility. In addition, third party investment reduces the risk of early life plays and maintains capital and operating efficiencies on mature assets.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Company’s commodity price positions as at March 31, 2013 can be found in the Results Overview section of this MD&A and in Note 17 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2013 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Results Overview

In the three months ended March 31, 2013, Encana reported:

•	Cash Flow of $579 million, Operating Earnings of $179 million and a Net Loss of $431 million.

•	Average natural gas production volumes of 2,877 million cubic feet (“MMcf”) per day (“MMcf/d”) and average liquids production volumes of 43.5 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial commodity hedging gains of $143 million before tax.

•	Average realized natural gas prices, including financial hedges, of $3.86 per thousand cubic feet (“Mcf”). Average realized liquids prices, including financial hedges, of $69.45 per barrel (“bbl”).

•	Dividends paid of $0.20 per share.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Financial Results

	2013	2012				2011
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow (1)	$579	$809	$913	$794	$1,021	$983	$1,181	$1,089
per share—diluted	0.79	1.10	1.24	1.08	1.39	1.33	1.60	1.48
Operating Earnings (1)	179	296	263	198	240	232	389	352
per share—diluted	0.24	0.40	0.36	0.27	0.33	0.31	0.53	0.48
Net Earnings (Loss)	(431)	(80)	(1,244)	(1,482)	12	(476)	459	383
per share—basic	(0.59)	(0.11)	(1.69)	(2.01)	0.02	(0.65)	0.62	0.52
per share—diluted	(0.59)	(0.11)	(1.69)	(2.01)	0.02	(0.65)	0.62	0.52
Production Volumes
Natural Gas (MMcf/d)	2,877	2,948	2,905	2,802	3,272	3,459	3,365	3,309
Liquids (Mbbls/d)	43.5	36.2	30.3	28.2	29.3	23.9	24.4	24.3
Capital Investment	715	780	779	797	1,120	1,008	1,186	1,122
Net Acquisitions & (Divestitures)	(86)	(1,327)	31	(8)	(2,360)	(1,538)	(4)	108
Revenues, Net of Royalties	1,059	1,605	1,025	731	1,799	2,461	2,353	1,986
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	1,445	1,723	1,623	1,526	1,729	1,883	1,953	1,959
Realized Hedging Gains (Losses), before tax	143	420	578	636	527	331	216	196
Ceiling Test Impairments, after tax	—	(291)	(1,193)	(1,695)	—	(1,105)	—	—

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Three months ended March 31, 2013 versus March 31, 2012

Cash Flow of $579 million decreased $442 million primarily due to lower realized financial hedging gains of $384 million before tax. Higher realized natural gas prices increased Cash Flow and were partially offset by lower natural gas production volumes. In addition, higher liquids production volumes increased Cash Flow and were partially offset by lower realized liquids prices reflecting lower benchmark prices. Cash Flow was also impacted by higher transportation and processing expense and a lower current tax recovery. In the three months ended March 31, 2013:

•	Realized financial hedging gains before tax were $143 million compared to $527 million in 2012.

•	Average realized natural gas prices, excluding financial hedges, were $3.35 per Mcf compared to $2.80 per Mcf in 2012. Average natural gas production volumes of 2,877 MMcf/d decreased 395 MMcf/d from 3,272 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays and a reduced capital investment program.

•	Average realized liquids prices, excluding financial hedges, were $67.04 per bbl compared to $83.77 per bbl in 2012. Average oil and NGL production volumes of 43.5 Mbbls/d increased 14.2 Mbbls/d from 29.3 Mbbls/d in 2012.

Operating Earnings of $179 million decreased $61 million primarily due to the items discussed in the Cash Flow section, partially offset by lower depreciation, depletion and amortization (“DD&A”) and lower deferred tax expense.

Net Loss was $431 million compared to Net Earnings of $12 million in 2012. Further to the items discussed in the Cash Flow and Operating Earnings sections, the Net Loss for the first quarter of 2013 was impacted by decreases in net unrealized gains on the fair value of risk management contracts and an unrealized foreign exchange loss on the revaluation of long-term debt.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A.

Future ceiling test impairments could result from decreases in the 12-month average trailing commodity prices as well as changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from oil and gas divestitures are deducted from the Company’s capitalized costs and can reduce the risk of ceiling test impairments.

Quarterly Prices and Foreign Exchange Rates

	2013	2012				2011
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$3.86	$5.02	$4.91	$4.79	$4.58	$4.79	$5.01	$5.09
Excluding hedging	3.35	3.45	2.77	2.25	2.80	3.73	4.32	4.42
Liquids ($/bbl)
Oil (1)	89.71	79.75	80.04	84.62	92.65	87.18	81.98	94.65
NGLs	52.24	52.97	61.34	72.88	72.30	83.11	83.12	89.40
Total (1)	69.45	66.65	72.17	80.32	83.77	85.44	82.43	92.66
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	3.34	3.40	2.81	2.22	2.74	3.55	4.20	4.31
AECO (C$/Mcf)	3.08	3.06	2.19	1.83	2.52	3.47	3.72	3.74
Rockies (Opal) ($/MMBtu)	3.26	3.26	2.56	2.01	2.67	3.47	3.90	3.98
HSC ($/MMBtu)	3.30	3.35	2.84	2.17	2.65	3.49	4.23	4.29
Basis Differential ($/MMBtu)
AECO/NYMEX	0.27	0.32	0.62	0.39	0.22	0.17	0.34	0.42
Rockies/NYMEX	0.08	0.14	0.25	0.21	0.07	0.08	0.30	0.33
HSC/NYMEX	0.04	0.05	(0.03)	0.05	0.09	0.06	(0.03)	0.02
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	94.36	88.22	92.20	93.35	103.03	94.02	89.54	102.34
Edmonton Light Sweet (C$/bbl)	87.43	83.99	84.33	83.95	92.23	97.35	91.74	103.07
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.992	1.009	1.005	0.990	0.999	0.978	1.020	1.033

(1)	Including realized hedging gains for 2013. The Company did not settle any liquids hedges during 2012 or 2011.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. Encana’s first quarter average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2012. Hedging activities contributed an additional $0.51 per Mcf to the average realized natural gas price in the first quarter of 2013. Encana’s first quarter average realized oil price reflected lower benchmark prices and the Company’s average realized NGL price reflected a lower proportion of higher value condensate included in the total NGL product mix compared to 2012. Hedging activities contributed an additional $2.41 per bbl to the average realized liquids price in the first quarter of 2013.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

At March 31, 2013, Encana has hedged approximately 1,515 MMcf/d of expected April to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per Mcf, approximately 1,498 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 Mbbls/d of expected April to December 2013 oil production using Brent fixed price contracts at an average price of $108.22 per bbl, approximately 5.7 Mbbls/d of expected April to December 2013 oil production using WTI fixed price contracts at an average price of $97.45 per bbl and approximately 5.8 Mbbls/d of expected 2014 oil production using WTI fixed price contracts at an average price of $93.80 per bbl. The Company’s hedging program helps sustain Cash Flow during periods of lower prices. For additional information, see the Risk Management—Financial Risks section of this MD&A.

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended March 31
(average daily)	2013	2012
Natural Gas (MMcf/d)
Canadian Division	1,422	1,493
USA Division	1,455	1,779

	2,877	3,272

Oil and NGLs (Mbbls/d)
Canadian Division	24.0	19.2
USA Division	19.5	10.1

	43.5	29.3

Average natural gas production volumes in the first quarter of 2013 were impacted by the Company’s capital investment focus in oil and liquids rich natural gas plays and a reduced capital investment program. In the first quarter of 2013, average natural gas production volumes of 2,877 MMcf/d decreased 395 MMcf/d from 2012. The Canadian Division volumes were lower primarily due to natural declines, partially offset by a successful drilling program at Bighorn and Cutbank Ridge. The USA Division volumes were lower primarily due to natural declines, lower capital investment in natural gas resource plays and divestitures in Texas during 2012.

In the first quarter of 2013, average oil and NGL production volumes of 43.5 Mbbls/d increased 14.2 Mbbls/d from 2012. The Canadian Division volumes were higher primarily due to the extraction of additional deep cut processing liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch and Bighorn. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional liquids volumes in Piceance and Jonah.

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Net Capital Investment

	Three months ended March 31
($ millions)	2013	2012
Canadian Division	$409	$515
USA Division	283	563
Market Optimization	—	6
Corporate & Other	23	36

Capital Investment	715	1,120

Acquisitions	22	153
Divestitures	(108)	(2,513)

Net Acquisitions & (Divestitures)	(86)	(2,360)

Net Capital Investment	$629	$(1,240)

Capital investment during the first quarter of 2013 was $715 million compared to $1,120 million in the first quarter of 2012. Capital investment in 2013 reflects the Company’s disciplined capital spending which focused on executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities. Development of resource plays continued in Bighorn, Peace River Arch, Cutbank Ridge, Piceance and Haynesville. Investment in prospective oil and liquids rich natural gas plays was focused on Clearwater Oil, the Duvernay, the Tuscaloosa Marine Shale, the DJ Niobrara, the San Juan Basin, Eaglebine and the Mississippian Lime.

Acquisitions in the first quarter of 2013 were $16 million in the Canadian Division and $6 million in the USA Division, which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures in the first quarter of 2013 were $98 million in the Canadian Division and $10 million in the USA Division, which primarily included the sale of non-core assets. Divestitures in the first quarter of 2012 in the Canadian Division included C$1.45 billion received from a Mitsubishi Corporation subsidiary (“Mitsubishi”) and approximately C$920 million from the sale of two natural gas processing plants. In the first quarter of 2012, the USA Division received proceeds of $114 million from the remainder of the North Texas asset sale. Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Divisional Results

Canadian Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$573	$495	$3.21	$2.56	$64.72	$79.96
Realized Financial Hedging Gain	70	228	0.50	1.69	2.20	—
Expenses
Production and mineral taxes	2	3	0.01	(0.01)	0.58	2.36
Transportation and processing	172	133	1.29	0.97	1.33	0.95
Operating	103	97	0.66	0.68	5.61	1.15

Operating Cash Flow/Netback	$366	$490	$1.75	$2.61	$59.40	$75.50

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,422	1,493	24.0	19.2

Three months ended March 31, 2013 versus March 31, 2012

Operating Cash Flow of $366 million decreased $124 million primarily due to lower realized financial hedging gains of $158 million. Revenues from higher realized natural gas prices were partially offset by lower natural gas production volumes. Revenues from higher liquids production volumes were offset by lower realized liquids prices. Operating Cash Flow was also impacted by higher transportation and processing expense. In the three months ended March 31, 2013:

•	Realized financial hedging gains were $70 million compared to $228 million in 2012.

•	Higher natural gas prices increased revenues by $85 million. Average natural gas production volumes of 1,422 MMcf/d were lower by 71 MMcf/d, which decreased revenues by $10 million. This was primarily due to natural declines, partially offset by a successful drilling program at Bighorn and Cutbank Ridge.

•	Average oil and NGL production volumes of 24.0 Mbbls/d were higher by 4.8 Mbbls/d. This increased revenues by $33 million primarily due to the extraction of additional deep cut processing liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch and Bighorn. Lower liquids prices decreased revenues by $33 million.

•	Transportation and processing expense increased $39 million primarily due to higher volumes processed through third party facilities in Cutbank Ridge, Bighorn and Peace River Arch and higher firm transportation costs.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Cutbank Ridge	482	476	1.6	1.2	$51	$80
Bighorn	243	227	7.4	5.5	105	122
Peace River Arch	115	119	5.6	2.7	101	57
Clearwater	347	440	8.5	9.2	64	63
Greater Sierra	232	231	0.6	0.6	9	44
Other and emerging	3	—	0.3	—	79	149

Total Canadian Division	1,422	1,493	24.0	19.2	$409	$515

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays, including the Duvernay emerging play, and the Deep Panuke offshore natural gas project.

Average oil and NGL production volumes during the first quarter of 2013 increased due to the extraction of additional deep cut liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn.

Average natural gas production volumes during the first quarter of 2013 in Clearwater were impacted by natural declines and a third party joint agreement, under which the third party acquired a gross overriding royalty interest in natural gas production from a portion of the resource play.

Other Divisional Expenses

	Three months ended March 31
($ millions)	2013	2012
Depreciation, depletion and amortization	$151	$234

In the first quarter of 2013, DD&A decreased $83 million from 2012 due to a lower depletion rate. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012 and deductions from the full cost pool for amounts received from divestitures during 2012.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

USA Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$588	$576	$3.50	$3.00	$69.91	$91.05
Realized Financial Hedging Gain	74	302	0.53	1.86	2.67	—
Expenses
Production and mineral taxes	23	21	0.11	0.08	4.50	8.33
Transportation and processing	184	173	1.40	1.07	—	0.20
Operating	112	101	0.66	0.61	13.16	2.59

Operating Cash Flow/Netback	$343	$583	$1.86	$3.10	$54.92	$79.93

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,455	1,779	19.5	10.1

Three months ended March 31, 2013 versus March 31, 2012

Operating Cash Flow of $343 million decreased $240 million primarily due to lower realized financial hedging gains of $228 million. Revenues from higher liquids production volumes were partially offset by lower realized liquids prices. Revenues from higher realized natural gas prices were more than offset by lower natural gas production volumes. In the three months ended March 31, 2013:

•	Realized financial hedging gains were $74 million compared to $302 million in 2012.

•	Higher natural gas prices increased revenues by $66 million. Average natural gas production volumes of 1,455 MMcf/d were lower by 324 MMcf/d. This decreased revenues by $93 million primarily due to natural declines, lower capital investment in natural gas resource plays and divestitures in Texas during 2012.

•	Average oil and NGL production volumes of 19.5 Mbbls/d were higher by 9.4 Mbbls/d. This increased revenues by $76 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements, which resulted in additional liquids volumes in Piceance and Jonah. Lower liquids prices decreased revenues by $37 million.

•	Transportation and processing expense increased $11 million primarily due to costs resulting from renegotiated gathering and processing agreements and higher volume commitments.

•	Operating expense increased $11 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Piceance	459	488	4.3	1.6	$48	$106
Jonah	346	448	4.6	4.1	8	49
Haynesville	420	545	—	—	32	185
Texas	145	201	—	0.2	5	29
Other and emerging	85	97	10.6	4.2	190	194

Total USA Division	1,455	1,779	19.5	10.1	$283	$563

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays including the Tuscaloosa Marine Shale, the DJ Niobrara, the San Juan Basin, Eaglebine and the Mississippian Lime.

Average oil and NGL production volumes during the first quarter of 2013 increased due to renegotiated gathering and processing agreements in Piceance and Jonah and successful drilling programs in the DJ Niobrara and other emerging resource plays.

Average natural gas production volumes during the first quarter of 2013 in Jonah were impacted by natural declines and a third party joint agreement, under which the third party earns a working interest in certain sections of the resource play. Average natural gas production volumes during the first quarter of 2013 in Haynesville were impacted by natural declines and a reduced capital investment program.

Other Divisional Expenses

	Three months ended March 31
($ millions)	2013	2012
Depreciation, depletion and amortization	$208	$330

In the first quarter of 2013, DD&A decreased $122 million from 2012 due to a lower depletion rate and lower production volumes. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Market Optimization

	Three months ended March 31
($ millions)	2013	2012
Revenues	$117	$121
Expenses
Operating	1	10
Purchased product	102	105
Depreciation, depletion and amortization	3	3

	$11	$3

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Corporate and Other

	Three months ended March 31
($ millions)	2013	2012
Revenues	$(363)	$77
Expenses
Transportation and processing	(1)	7
Operating	7	2
Depreciation, depletion and amortization	33	20

	$(402)	$48

Revenues mainly include unrealized hedging gains or losses recorded on financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense primarily reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Comparative figures for the three months ended March 31, 2012 presented above have been updated to present unrealized financial hedging gains and losses related to the Company’s power financial derivative contracts in transportation and processing expense. Formerly, these were presented in operating expense. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2013	2012
Accretion of asset retirement obligation	$14	$14
Administrative	95	102
Interest	140	123
Foreign exchange (gain) loss, net	102	(102)
Other	(4)	(2)

	$347	$135

Interest expense in the first quarter of 2013 increased from 2012 primarily due to interest related to The Bow office project.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2013	2012
Current Income Tax	$(67)	$(134)
Deferred Income Tax	110	547

Income Tax Expense (Recovery)	$43	$413

Current income tax in the first quarter of 2013 was a recovery primarily due to amounts in respect of prior periods. The current income tax recovery in the first quarter of 2012 was primarily due to the carry back of tax losses to prior years. Total income tax expense in the first quarter of 2013 was lower primarily due to lower net earnings before tax and a lower estimated annual effective income tax rate compared to the first quarter of 2012.

Encana’s interim income tax expense is calculated using the estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus amounts in respect of prior periods. For the first quarter of 2013, Encana’s effective tax rate was (11) percent compared to 97 percent for the same period of 2012. The Company’s effective tax rate for the first quarter of 2013 is lower than 2012 as a result of the differences in expected annual earnings, the tax impact of divestitures and other transactions that closed in the first quarter of 2012 and amounts in respect of prior periods.

The estimated annual effective income tax rate is impacted by expected annual earnings and differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates and benefits of loss carry backs. Permanent differences primarily include any tax on divestitures and other transactions and related pool adjustments, international financing, the non-taxable portion of capital gains and losses and the effect of legislative changes.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2013	2012
Net Cash From (Used In)
Operating activities	$338	$617
Investing activities	(454)	1,638
Financing activities	(149)	(666)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(36)	4

Increase (Decrease) in Cash and Cash Equivalents	$(301)	$1,593

Cash and Cash Equivalents, End of Period	$2,878	$2,393

Operating Activities

Net cash from operating activities in the first quarter of 2013 of $338 million decreased $279 million from the first quarter of 2012. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first quarter of 2013, the net change in non-cash working capital was a deficit of $215 million compared to a deficit of $375 million in the first quarter of 2012.

The Company had a working capital surplus of $2,151 million at March 31, 2013 compared to $2,865 million at December 31, 2012. The decrease in working capital is primarily the result of a decrease in risk management assets, a decrease in cash and cash equivalents and a decrease in accounts receivable and accrued revenues, partially offset by a decrease in accounts payable and accrued liabilities. At March 31, 2013, working capital included cash and cash equivalents of $2,878 million compared to $3,179 million at December 31, 2012. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first quarter of 2013 was $454 million compared to net cash from investing activities of $1,638 million in the first quarter of 2012. The net cash used in investing activities primarily resulted from lower divestiture proceeds, partially offset by lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash used in investing activities in the first quarter of 2013 also included cash in reserve released from escrow of $22 million compared to $421 million in the first quarter of 2012. Cash in reserve includes monies which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly controlled assets.

Investing activities in the first quarter of 2013 included proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia. The transaction closed on February 8, 2013.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Financing Activities

Long-Term Debt

Encana’s current portion of long-term debt outstanding was $500 million at March 31, 2013 and December 31, 2012. Encana’s long-term debt, excluding the current portion, totaled $7,159 million at March 31, 2013 and $7,175 million at December 31, 2012. There were no outstanding balances under the Company’s revolving credit facilities at March 31, 2013 or December 31, 2012.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at March 31, 2013, Encana had available unused committed revolving bank credit facilities of $4.9 billion.

•	Encana has in place a revolving bank credit facility for C$4.0 billion ($3.9 billion) that remains committed through October 2015, of which C$4.0 billion ($3.9 billion) remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remained unused.

As at March 31, 2013, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

•	Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion ($2.0 billion), or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013. Encana does not intend to renew the shelf prospectus as the Company has sufficient cash balances on hand and does not believe that access to the debt capital market in Canada will be required in the near term.

•	Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At March 31, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 38 percent at March 31, 2013 and 37 percent at December 31, 2012.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in the first quarter of 2013 were $147 million or $0.20 per share (2012 - $147 million or $0.20 per share).

On April 22, 2013, the Board declared a dividend of $0.20 per share payable on June 28, 2013 to common shareholders of record as of June 14, 2013.

On March 25, 2013, Encana amended its Dividend Reinvestment Plan (“DRIP”) to permit the Company to issue to participating shareholders of the DRIP Encana common shares at a discount to the average market price for the applicable dividend payment date. Further information on the DRIP is available on Encana’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Outstanding Share Data

As at March 31, 2013 and April 19, 2013, Encana had 735.7 million common shares outstanding and 31.4 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (16.0 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the three months ended March 31, 2013, Encana cancelled 650,000 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished has been transferred to paid in surplus.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A. The financial metrics the Company currently monitors are below.

	March 31, 2013		December 31, 2012
Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x
Debt to Debt Adjusted Cash Flow	2.2	x	2.0	x
Debt to Adjusted EBITDA	2.2	x	2.0	x
Debt to Adjusted Capitalization	38%		37%

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2013:

	Expected Future Payments
($ millions, undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$682	$951	$969	$869	$826	$4,771	$9,068
Drilling and Field Services	284	125	76	51	21	51	608
Operating Leases	35	52	43	39	30	71	270

Commitments	$1,001	$1,128	$1,088	$959	$877	$4,893	$9,946

In addition to the Commitments disclosed above, Encana has development commitments with joint venture partners resulting from the Company’s prior arrangements. A portion of these joint venture commitments may be satisfied by the Drilling and Field Services commitments included in the table above. Further information regarding Encana’s significant arrangements is provided in the Company’s annual MD&A for the year ended December 31, 2012.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Further to the Commitments disclosed above, Encana has also made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 17 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2013 commitments from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at March 31, 2013, is disclosed in Note 17 to the Interim Condensed Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2012.

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2012 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, and Accounting Standards Update 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share—diluted; Operating Earnings; Operating Earnings per share—diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2013	2012				2011
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash From (Used in) Operating Activities	$338	$717	$1,142	$631	$617	$1,005	$1,285	$980
(Add back) deduct:
Net change in other assets and liabilities	(22)	(23)	(9)	(26)	(20)	(30)	(26)	(75)
Net change in non-cash working capital	(215)	(56)	242	(134)	(375)	166	130	(34)
Cash tax on sale of assets	(4)	(13)	(4)	(3)	(9)	(114)	—	—

Cash Flow	$579	$809	$913	$794	$1,021	$983	$1,181	$1,089

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

	2013	2012				2011
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Earnings (Loss)	$(431)	$(80)	$(1,244)	$(1,482)	$12	$(476)	$459	$383
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(266)	(72)	(428)	(547)	45	397	273	18
Impairments	—	(300)	(1,193)	(1,695)	—	(1,105)	—	—
Non-operating foreign exchange gain (loss)	(101)	(66)	162	(90)	86	82	(325)	44
Income tax adjustments	(243)	62	(48)	652	(359)	(82)	122	(31)

Operating Earnings	$179	$296	$263	$198	$240	$232	$389	$352

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	2013	2012				2011
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, Net of Royalties	$1,059	$1,605	$1,025	$731	$1,799	$2,461	$2,353	$1,986
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(386)	(118)	(598)	(795)	70	578	400	27

Revenues, Net of Royalties, Excluding Unrealized Hedging	$1,445	$1,723	$1,623	$1,526	$1,729	$1,883	$1,953	$1,959

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2013		December 31, 2012
Debt	$7,659		$7,675
Less: Cash and Cash Equivalents	2,878		3,179

Net Debt	4,781		4,496

Cash Flow	3,095		3,537
Interest Expense, after tax	404		391

Debt Adjusted Cash Flow	$3,499		$3,928

Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2013		December 31, 2012
Debt	$7,659		$7,675
Cash Flow	3,095		3,537
Interest Expense, after tax	404		391

Debt Adjusted Cash Flow	$3,499		$3,928

Debt to Debt Adjusted Cash Flow	2.2	x	2.0	x

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	March 31, 2013		December 31, 2012
Debt	$7,659		$7,675
Net Earnings (Loss)	(3,237)		(2,794)
Add (deduct):
Interest	539		522
Income tax expense (recovery)	(2,407)		(2,037)
Depreciation, depletion and amortization	1,764		1,956
Impairments	4,695		4,695
Accretion of asset retirement obligation	53		53
Foreign exchange (gain) loss, net	97		(107)
Unrealized (gain) loss on risk management	1,913		1,465
Other	(1)		1

Adjusted EBITDA	$3,416		$3,754

Debt to Adjusted EBITDA	2.2	x	2.0	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	March 31, 2013	December 31, 2012
Debt	$7,659	$7,675
Shareholders’ Equity	4,702	5,295
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$20,107	$20,716

Debt to Adjusted Capitalization	38%	37%

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs; achieving its key business objectives of maintaining financial strength, optimizing capital investments, reducing costs and continuing to pay a stable dividend; expectation for its portfolio of reserves and economic contingent resources in diverse resource plays to serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets; ability to continue entering prospective plays early and leveraging technology to unlock resources and build productive capacity at low cost; expanding the use of natural gas in North America; achieving operating efficiencies, lowering cost structures and success of resource play hub model; expectation for capital investment to help build long-term production growth capacity and transition to a more diversified portfolio of production and cash flows; plan to accelerate capital investment in oil and liquids rich natural gas plays while continuing to invest in Encana’s highest return dry natural gas plays; ability to attract third party capital investment and expectation for the same to provide additional financial flexibility, value recognition of the Company’s assets, reduction of the risk of early life plays; capital and operating efficiencies on mature assets; and improvement of project returns; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; projections contained in the 2013 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2013 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; the potential of future ceiling test impairments and the reasons for such impairments; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; projections relating to the adequacy of the Company’s provision for taxes and legal claims; possibility of legal actions in connection with the matters relating to the allegations of collusion with competitors regarding land leasing in Michigan in 2010; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company; expectation to fund 2013 commitments from Cash Flow, cash and cash equivalents; expectation not to access the debt capital market in Canada in the near term; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 billion cubic feet per day (“Bcf/d”) and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

expected differences thereto. Such disclosure can be found in Encana’s news release dated April 23, 2013, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 22 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2012 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to billions of cubic feet (“Bcf”) equivalent (“Bcfe”) on the basis of one bbl to six Mcf. Cubic feet equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended March 31,
($ millions, except per share amounts)		2013	2012
Revenues, Net of Royalties	(Note 3)	$1,059	$1,799
Expenses	(Note 3)
Production and mineral taxes		25	24
Transportation and processing		355	313
Operating		223	210
Purchased product		102	105
Depreciation, depletion and amortization		395	587
Accretion of asset retirement obligation	(Note 11)	14	14
Administrative		95	102
Interest	(Note 5)	140	123
Foreign exchange (gain) loss, net	(Note 6)	102	(102)
Other		(4)	(2)

		1,447	1,374

Net Earnings (Loss) Before Income Tax		(388)	425
Income tax expense	(Note 7)	43	413

Net Earnings (Loss)		$(431)	$12

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$(0.59)	$0.02
Diluted		$(0.59)	$0.02

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended March 31,
($ millions)		2013	2012
Net Earnings (Loss)		$(431)	$12
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 13)	(19)	24
Pension and other post-employment benefit plans	(Notes 13, 15)	3	4

Other Comprehensive Income (Loss)		(16)	28

Comprehensive Income (Loss)		$(447)	$40

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	32	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at March 31, 2013	As at December 31, 2012
Assets
Current Assets
Cash and cash equivalents		$2,878	$3,179
Accounts receivable and accrued revenues		982	1,236
Risk management	(Note 17)	147	479
Income tax receivable		621	560
Deferred income taxes		82	23

		4,710	5,477
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,234	50,953
Unproved properties		1,143	1,295
Other		3,303	3,379

Property, plant and equipment		55,680	55,627
Less: Accumulated depreciation, depletion and amortization		(45,770)	(45,876)

Property, plant and equipment, net	(Note 3)	9,910	9,751
Cash in Reserve		32	54
Other Assets		501	466
Risk Management	(Note 17)	110	111
Deferred Income Taxes		1,104	1,116
Goodwill	(Note 3)	1,699	1,725

	(Note 3)	$18,066	$18,700

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$1,760	$2,003
Income tax payable		6	45
Risk management	(Note 17)	58	5
Current portion of long-term debt	(Note 9)	500	500
Deferred income taxes		235	59

		2,559	2,612
Long-Term Debt	(Note 9)	7,159	7,175
Other Liabilities and Provisions	(Note 10)	2,703	2,672
Risk Management	(Note 17)	9	10
Asset Retirement Obligation	(Note 11)	934	936

		13,364	13,405

Commitments and Contingencies	(Note 18)
Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value 735.7 and 736.3 million shares issued and outstanding, respectively	(Note 12)	2,352	2,354
Paid in surplus		13	10
Retained earnings		1,683	2,261
Accumulated other comprehensive income	(Note 13)	654	670

Total Shareholders’ Equity		4,702	5,295

		$18,066	$18,700

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	33	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

Three Months Ended March 31, 2013 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295
Share-Based Compensation		—	1	—	—	1
Net Earnings (Loss)		—	—	(431)	—	(431)
Common Shares Cancelled	(Note 12)	(2)	2	—	—	—
Dividends on Common Shares	(Note 12)	—	—	(147)	—	(147)
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	(16)	(16)

Balance, March 31, 2013		$2,352	$13	$1,683	$654	$4,702

Three Months Ended March 31, 2012 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance, December 31, 2011		$2,354	$5	$5,643	$576	$8,578
Share-Based Compensation		—	2	—	—	2
Net Earnings (Loss)		—	—	12	—	12
Dividends on Common Shares	(Note 12)	—	—	(147)	—	(147)
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	28	28

Balance, March 31, 2012		$2,354	$7	$5,508	$604	$8,473

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	34	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended March 31,
($ millions)		2013	2012
Operating Activities
Net earnings (loss)		$(431)	$12
Depreciation, depletion and amortization		395	587
Accretion of asset retirement obligation	(Note 11)	14	14
Deferred income taxes	(Note 7)	110	547
Unrealized (gain) loss on risk management	(Note 17)	385	(63)
Unrealized foreign exchange (gain) loss	(Note 6)	114	(90)
Other		(12)	5
Net change in other assets and liabilities		(22)	(20)
Net change in non-cash working capital		(215)	(375)

Cash From (Used in) Operating Activities		338	617

Investing Activities
Capital expenditures	(Note 3)	(715)	(1,120)
Acquisitions	(Note 4)	(22)	(153)
Proceeds from divestitures	(Note 4)	108	2,513
Cash in reserve		22	421
Net change in investments and other		153	(23)

Cash From (Used in) Investing Activities		(454)	1,638

Financing Activities
Issuance of revolving long-term debt		—	1,721
Repayment of revolving long-term debt		—	(1,724)
Repayment of long-term debt		—	(503)
Dividends on common shares	(Note 12)	(147)	(147)
Capital lease payments		(2)	(13)

Cash From (Used in) Financing Activities		(149)	(666)

Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		(36)	4

Increase (Decrease) in Cash and Cash Equivalents		(301)	1,593
Cash and Cash Equivalents, Beginning of Period		3,179	800

Cash and Cash Equivalents, End of Period		$2,878	$2,393

Cash, End of Period		$132	$104
Cash Equivalents, End of Period		2,746	2,289

Cash and Cash Equivalents, End of Period		$2,878	$2,393

See accompanying Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements
Encana Corporation	35	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2012, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2012.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, and Accounting Standards Update 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	36	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Encana has reclassified unrealized financial hedging gains and losses of $7 million related to the Company’s power financial derivative contracts to transportation and processing within the Corporate and Other segment for the three months ended March 31, 2012. Formerly, these were presented in operating expense. Encana has updated its presentation to align the treatment with realized financial hedging gains and losses, which are included in the Canadian Division transportation and processing expense. The Condensed Consolidated Statement of Earnings and the accompanying segmented information disclosed in this note, along with the impact of realized and unrealized gains and losses on risk management activities disclosed in Note 17, have been updated accordingly.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	37	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$643	$723	$662	$878	$117	$121
Expenses
Production and mineral taxes	2	3	23	21	—	—
Transportation and processing	172	133	184	173	—	—
Operating	103	97	112	101	1	10
Purchased product	—	—	—	—	102	105

	366	490	343	583	14	6
Depreciation, depletion and amortization	151	234	208	330	3	3

	$215	$256	$135	$253	$11	$3

	Corporate & Other		Consolidated
	2013	2012	2013	2012
Revenues, Net of Royalties	$(363)	$77	$1,059	$1,799
Expenses
Production and mineral taxes	—	—	25	24
Transportation and processing	(1)	7	355	313
Operating	7	2	223	210
Purchased product	—	—	102	105

	(369)	68	354	1,147
Depreciation, depletion and amortization	33	20	395	587

	$(402)	$48	(41)	560

Accretion of asset retirement obligation			14	14
Administrative			95	102
Interest			140	123
Foreign exchange (gain) loss, net			102	(102)
Other			(4)	(2)

			347	135

Net Earnings (Loss) Before Income Tax			(388)	425
Income tax expense			43	413

Net Earnings (Loss)			$(431)	$12

Notes to Condensed Consolidated Financial Statements
Encana Corporation	38	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$1,350	$1,205	$(1,233)	$(1,084)	$117	$121
Expenses
Transportation and processing	127	132	(127)	(132)	—	—
Operating	12	22	(11)	(12)	1	10
Purchased product	1,189	1,039	(1,087)	(934)	102	105

Operating Cash Flow	$22	$12	$(8)	$(6)	$14	$6

Capital Expenditures

	Three Months Ended
	March 31,
	2013	2012
Canadian Division	$409	$515
USA Division	283	563
Market Optimization	—	6
Corporate & Other	23	36

	$715	$1,120

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2013	2012	2013	2012	2013	2012
Canadian Division	$1,226	$1,252	$3,089	$2,960	$4,819	$4,748
USA Division	473	473	4,479	4,405	5,755	5,664
Market Optimization	—	—	101	106	182	161
Corporate & Other	—	—	2,241	2,280	7,310	8,127

	$1,699	$1,725	$9,910	$9,751	$18,066	$18,700

Notes to Condensed Consolidated Financial Statements
Encana Corporation	39	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures

	Three Months Ended
	March 31,
	2013	2012
Acquisitions
Canadian Division	$16	$56
USA Division	6	97

Total Acquisitions	22	153

Divestitures
Canadian Division	(98)	(2,399)
USA Division	(10)	(114)

Total Divestitures	(108)	(2,513)

Net Acquisitions & (Divestitures)	$(86)	$(2,360)

Acquisitions

For the three months ended March 31, 2013, acquisitions in the Canadian and USA Divisions totaled $22 million (2012—$153 million), which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures

For the three months ended March 31, 2013, divestitures were $98 million in the Canadian Division and $10 million in the USA Division, which primarily included the sale of non-core assets.

For the three months ended March 31, 2012, divestitures were $2,399 million in the Canadian Division and $114 million in the USA Division. The Canadian Division included C$1.45 billion received from a Mitsubishi Corporation subsidiary. The Canadian Division also received approximately C$920 million from the sale of two natural gas processing plants in British Columbia and Alberta. The USA Division received proceeds of $114 million from the remainder of the North Texas asset sale.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	40	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

5. Interest

	Three Months Ended March 31,
	2013	2012
Interest Expense on:
Debt	$115	$121
Other (1)	25	2

	$140	$123

(1) Other interest for 2013 primarily includes interest related to the Bow office project.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended March 31,
	2013	2012
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$120	$(106)
Translation of U.S. dollar risk management contracts issued from Canada	(6)	16

	114	(90)
Foreign Exchange on Intercompany Transactions	—	(7)
Other Monetary Revaluations and Settlements	(12)	(5)

	$102	$(102)

7. Income Taxes

	Three Months Ended March 31,
	2013	2012
Current Tax
Canada	$(73)	$(124)
United States	—	(26)
Other Countries	6	16

Total Current Tax Expense (Recovery)	(67)	(134)

Deferred Tax
Canada	84	240
United States	51	190
Other Countries	(25)	117

Total Deferred Tax Expense	110	547

	$43	$413

Encana’s interim income tax expense is calculated using the estimated annual effective income tax rate applied to year-to-date net earnings before income tax, plus amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, along with the tax benefits and expenses resulting from permanent differences including tax on divestitures and related pool adjustments, international financing, the non-taxable portions of capital gains or losses and the effect of legislative changes.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	41	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at March 31, 2013			As at December 31, 2012
	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net
Canadian Division
Proved properties	$25,951	$(23,626)	$2,325	$26,024	$(23,962)	$2,062
Unproved properties	617	—	617	716	—	716
Other	147	—	147	182	—	182

	26,715	(23,626)	3,089	26,922	(23,962)	2,960

USA Division
Proved properties	25,179	(21,449)	3,730	24,825	(21,236)	3,589
Unproved properties	526	—	526	579	—	579
Other	223	—	223	237	—	237

	25,928	(21,449)	4,479	25,641	(21,236)	4,405

Market Optimization	231	(130)	101	235	(129)	106
Corporate & Other	2,806	(565)	2,241	2,829	(549)	2,280

	$55,680	$(45,770)	$9,910	$55,627	$(45,876)	$9,751

*	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $96 million capitalized during the three months ended March 31, 2013 (2012—$118 million). Included in Corporate and Other are $104 million ($104 million as at December 31, 2012) of international property costs, which have been fully impaired.

As at March 31, 2013, Canadian Division property, plant and equipment and total assets include Encana’s accrual to date of $612 million ($612 million as at December 31, 2012) related to the Production Field Centre (“PFC”) for the Deep Panuke offshore facility capitalized as an asset under construction.

As at March 31, 2013, Corporate and Other property, plant and equipment and total assets include accumulated costs to date of $1,640 million ($1,668 million as at December 31, 2012) related to The Bow office project. In 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer under a 25-year lease agreement. As at March 31, 2013, Encana has assumed full occupancy of the building. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized (See Note 10).

Liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	42	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$	As at	As at
	Principal	March 31,	December 31,
	Amount	2013	2012
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$738	$754

	$750	738	754

U.S. Dollar Denominated Debt
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		6,900	6,900

Total Principal		7,638	7,654
Increase in Value of Debt Acquired		44	46
Debt Discounts		(23)	(25)
Current Portion of Long-Term Debt		(500)	(500)

		$7,159	$7,175

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at March 31, 2013, total long-term debt had a carrying value of $7,659 million and a fair value of $8,737 million (as at December 31, 2012—$7,675 million carrying value and a fair value of $9,043 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

10. Other Liabilities and Provisions

	As at	As at
	March 31,	December 31,
	2013	2012
The Bow Office Project (See Note 8)	$1,652	$1,674
Asset under Construction—Production Field Centre (See Note 8)	612	612
Obligation under Capital Lease	73	69
Unrecognized Tax Benefits	137	134
Pensions and Other Post-Employment Benefits	173	165
Other	56	18

	$2,703	$2,672

Notes to Condensed Consolidated Financial Statements
Encana Corporation	43	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions (continued)

The Bow Office Project

As described in Note 8, Encana has recognized the accumulated costs for The Bow office project as an asset with a related liability. In 2012, Encana commenced payments to the third party developer under a 25-year agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Expected future lease payments	$67	$91	$92	$92	$93	$2,076	$2,511

Sublease recoveries	$(32)	$(43)	$(43)	$(43)	$(44)	$(978)	$(1,183)

Production Field Centre

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability. Upon commencement of operations, Encana will recognize the PFC as a capital lease. Encana’s total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Expected future lease payments	$51	$89	$89	$89	$89	$304	$711

11. Asset Retirement Obligation

	As at	As at
	March 31,	December 31,
	2013	2012
Asset Retirement Obligation, Beginning of Year	$969	$921
Liabilities Incurred	10	43
Liabilities Settled	(14)	(90)
Change in Estimated Future Cash Outflows	—	28
Accretion Expense	14	53
Foreign Currency Translation and Other	(12)	14

Asset Retirement Obligation, End of Period	$967	$969

Current Portion	$33	$33
Long-Term Portion	934	936

	$967	$969

Notes to Condensed Consolidated Financial Statements
Encana Corporation	44	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at March 31, 2013		As at December 31, 2012
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,354
Common Shares Cancelled	(0.6)	(2)	—	—

Common Shares Outstanding, End of Period	735.7	$2,352	736.3	$2,354

During the three months ended March 31, 2013, Encana cancelled 650,000 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished has been transferred to paid in surplus.

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended March 31,
(millions, except per share amounts)	2013	2012
Net Earnings (Loss)	$(431)	$12
Number of Common Shares:
Weighted average common shares outstanding—Basic	736.2	736.3
Effect of dilutive securities	—	—

Weighted average common shares outstanding—Diluted	736.2	736.3

Net Earnings (Loss) per Common Share
Basic	$(0.59)	$0.02
Diluted	$(0.59)	$0.02

Dividends

During the three months ended March 31, 2013, Encana paid dividends of $0.20 per common share totaling $147 million (2012—$0.20 per common share totaling $147 million).

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted.

All options outstanding as at March 31, 2013 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be dilutive securities.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	45	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 14 and 16). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. As at March 31, 2013, there were 1.8 million Encana TSARs and 2.5 million Encana Performance TSARs with a weighted average exercise price of C$30.50 and C$29.04, respectively, held by Cenovus employees, which were outstanding and exercisable.

13. Accumulated Other Comprehensive Income

	Three Months Ended
	March 31,
	2013	2012
Foreign Currency Translation Adjustment
Balance, Beginning of Year	$739	$658
Current Period Change in Foreign Currency Translation Adjustment	(19)	24

Balance, End of Period	$720	$682

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$(69)	$(82)
Reclassification of Net Actuarial Gains and Losses to Net Earnings (See Note 15)	4	4
Income Taxes	(1)	—

Balance, End of Period	$(66)	$(78)

Total Accumulated Other Comprehensive Income	$654	$604

Notes to Condensed Consolidated Financial Statements
Encana Corporation	46	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at March 31, 2013, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.01%		1.01%		1.01%
Dividend Yield		4.11%		4.08%		3.08%
Expected Volatility Rate		34.34%		30.92%		29.18%
Expected Term		2.1 yrs		2.3 yrs		0.5 yrs
Market Share Price	US$	19.46	C$	19.76	C$	31.46

For the three months ended March 31, 2013, the Company has recognized the following share-based compensation costs:

	Three Months Ended
	March 31,
	2013	2012
Compensation Costs of Transactions Classified as Cash-Settled	$16	$33
Compensation Costs of Transactions Classified as Equity-Settled (1)	1	2

Total Share-Based Compensation Costs	17	35
Less: Total Share-Based Compensation Costs Capitalized	(4)	(11)

Total Share-Based Compensation Expense	$13	$24

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$5	$9
Administrative expense	8	15

	$13	$24

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the grant date.

As at March 31, 2013, the liability for share-based payment transactions totaled $138 million as follows, of which $96 million is recognized in accounts payable and accrued liabilities.

	As at March 31, 2013	As at December 31, 2012
Liability for Unvested Cash-Settled Share-Based Payment Transactions	$73	$85
Liability for Vested Cash-Settled Share-Based Payment Transactions	65	71

Liability for Cash-Settled Share-Based Payment Transactions	$138	$156

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Three Months Ended March 31, 2013 (thousands of units)
TSARs	8,961
SARs	4,757
PSUs	695
DSUs	139
RSUs	6,149

Notes to Condensed Consolidated Financial Statements
Encana Corporation	47	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the three months ended March 31 as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Defined Benefit Plan Expense	$5	$5	$5	$5	$10	$10
Defined Contribution Plan Expense	10	10	—	—	10	10

Total Benefit Plans Expense	$15	$15	$5	$5	$20	$20

Of the total benefit plans expense, $16 million (2012—$16 million) was included in operating expense and $4 million (2012—$4 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the three months ended March 31 is as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Current service costs	$2	$2	$4	$4	$6	$6
Interest cost	3	3	1	1	4	4
Expected return on plan assets	(4)	(4)	—	—	(4)	(4)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial gains and losses	4	4	—	—	4	4

Total Defined Benefit Plan Expense	$5	$5	$5	$5	$10	$10

The amounts recognized in other comprehensive income for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Total Amounts Recognized in Other
Comprehensive (Income) Loss, Before Tax	$(4)	$(4)	$—	$—	$(4)	$(4)

Total Amounts Recognized in Other
Comprehensive (Income) Loss, After Tax	$(3)	$(4)	$—	$—	$(3)	$(4)

16. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 17 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	48	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Fair Value Measurements (continued)

As at March 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$187	$—	$187	$(40)	$147
Long-term	—	117	—	117	(7)	110
Risk Management Liabilities
Current	—	83	15	98	(40)	58
Long-term	—	11	5	16	(7)	9
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$—	$—	$—	$—
Accounts payable and accrued liabilities (2)	—	—	—	—	—	—
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	22	22	—	22

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount
Risk Management
Risk Management Assets
Current	$2	$505	$—	$507	$(28)	$479
Long-term	—	112	—	112	(1)	111
Risk Management Liabilities
Current	—	25	8	33	(28)	5
Long-term	—	7	4	11	(1)	10
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (2)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	36	36	—	36

(1)	Receivable from Cenovus.
(2)	Payable to Cenovus employees.
(3)	Payable to Cenovus.
(4)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	49	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Fair Value Measurements (continued)

Level 3 Fair Value Measurements

The Company’s Level 3 risk management assets and liabilities consist of natural gas options and power purchase contracts with terms to 2013 and 2017, respectively. The fair values of both the natural gas options and the power purchase contracts are based on an income approach and are modeled internally using observable and unobservable inputs such as natural gas price volatilities and forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 14.

A summary of changes in Level 3 fair value measurements for the three months ended March 31 is presented below:

			Share Units Resulting from
	Risk Management		Split Transaction
	2013	2012	2013	2012
Balance, Beginning of Year	$(12)	$18	$(36)	$(83)
Total gains (losses)	(10)	(12)	10	(21)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	2	2	4	36
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(20)	$8	$(22)	$(68)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(9)	$(8)	$15	$(11)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input		As at March 31, 2013	As at December 31, 2012
Risk Management—Natural Gas Options	Option Model	Price volatility		27.0%—30.5%	0.3%—28.3%

Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour	)	$49.25—$60.36	$48.25—$57.97

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility		29.18%	30.18%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (nil as at December 31, 2012) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($6 million as at December 31, 2012) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $1 million ($2 million as at December 31, 2012) increase or decrease to accounts payable and accrued liabilities.

17. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 16 for a discussion of fair value measurements.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	50	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Unrealized Risk Management Position

	As at March 31, 2013	As at December 31, 2012
Risk Management Asset
Current	$147	$479
Long-term	110	111

	257	590

Risk Management Liability
Current	58	5
Long-term	9	10

	67	15

Net Risk Management Asset	$190	$575

Commodity Price Positions as at March 31, 2013

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,515 MMcf/d	2013	4.39 US$/Mcf	$110
NYMEX Fixed Price	1,498 MMcf/d	2014	4.19 US$/Mcf	(22)
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	18
Options		2013		(12)
Basis Contracts (1)		2013-2016		68
Other Financial Positions				1

Natural Gas Fair Value Position				163

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	9.3 Mbbls/d	2013	108.22 US$/bbl	1
WTI Fixed Price	5.7 Mbbls/d	2013	97.45 US$/bbl	1
WTI Fixed Price	5.8 Mbbls/d	2014	93.80 US$/bbl	2
Basis Contracts (2)		2013-2015		31

Crude Oil Fair Value Position				35

Power Purchase Contracts
Fair Value Position				(8)

Total Fair Value Position				$190

(1)

Encana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.

(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2013	2012	2013	2012
Revenues, Net of Royalties	$145	$529	$(386)	$70
Transportation and Processing	(2)	(2)	1	(7)

Gain (Loss) on Risk Management	$143	$527	$(385)	$63

Notes to Condensed Consolidated Financial Statements
Encana Corporation	51	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31

	2013		2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$575
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(242)	$(242)	$590
Fair Value of Contracts Realized During the Period	(143)	(143)	(527)

Fair Value of Contracts, End of Period	$190	$(385)	$63

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, Encana has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31 as follows:

	2013		2012
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(541)	$533	$(195)	$195
Crude oil price	(48)	48	—	—
Power price	7	(7)	5	(5)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at March 31, 2013, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at March 31, 2013, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	52	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Credit Risk (continued)

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2013, approximately 87 percent (88 percent at December 31, 2012) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at March 31, 2013, Encana had four counterparties (2012—four counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at March 31, 2013, these counterparties accounted for 24 percent, 21 percent, 14 percent and 13 percent of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at March 31, 2013, Encana had available unused committed revolving bank credit facilities totaling $4.9 billion which include C$4.0 billion ($3.9 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion in the U.S. These shelf prospectuses expire in June 2013 and June 2014, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$1,760	$—	$—	$—	$—	$1,760
Risk Management Liabilities	58	7	2	—	—	67
Long-Term Debt (1)	963	1,791	2,200	2,206	6,795	13,955

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	53	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Foreign Exchange Risk (continued)

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at March 31, 2013, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion as at December 31, 2012) and $1.7 billion in debt that was not subject to foreign exchange exposure ($1.8 billion as at December 31, 2012). There were no foreign exchange derivatives outstanding as at March 31, 2013.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $50 million change in foreign exchange (gain) loss as at March 31, 2013 (2012—$49 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at March 31, 2013.

As at March 31, 2013, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2012—nil).

18. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at March 31, 2013:

	Expected Future Payments
(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$682	$951	$969	$869	$826	$4,771	$9,068
Drilling and Field Services	284	125	76	51	21	51	608
Operating Leases	35	52	43	39	30	71	270

Commitments	$1,001	$1,128	$1,088	$959	$877	$4,893	$9,946

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	54	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2013

Supplemental Financial Information (unaudited)

Financial Results

($ millions, except per share amounts)	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Cash Flow (1)	579	3,537	809	913	794	1,021
Per share - Diluted (3)	0.79	4.80	1.10	1.24	1.08	1.39
Operating Earnings (2)	179	997	296	263	198	240
Per share - Diluted (3)	0.24	1.35	0.40	0.36	0.27	0.33
Net Earnings (Loss)	(431)	(2,794)	(80)	(1,244)	(1,482)	12
Per share - Diluted (3)	(0.59)	(3.79)	(0.11)	(1.69)	(2.01)	0.02

Effective Tax Rate using
Net Earnings	-11.0%	42.2%
Canadian Statutory Rate	25.0%	25.0%
Foreign Exchange Rates (US$ per C$1)
Average	0.992	1.000	1.009	1.005	0.990	0.999
Period end	0.985	1.005	1.005	1.017	0.981	1.001

Cash Flow Summary
Cash From (Used in) Operating Activities	338	3,107	717	1,142	631	617
Deduct (Add back):
Net change in other assets and liabilities	(22)	(78)	(23)	(9)	(26)	(20)
Net change in non-cash working capital	(215)	(323)	(56)	242	(134)	(375)
Cash tax on sale of assets	(4)	(29)	(13)	(4)	(3)	(9)

Cash Flow (1)	579	3,537	809	913	794	1,021

Operating Earnings Summary
Net Earnings (Loss)	(431)	(2,794)	(80)	(1,244)	(1,482)	12
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(266)	(1,002)	(72)	(428)	(547)	45
Impairments	—	(3,188)	(300)	(1,193)	(1,695)	—
Non-operating foreign exchange gain (loss)	(101)	92	(66)	162	(90)	86
Income tax adjustments	(243)	307	62	(48)	652	(359)

Operating Earnings (2)	179	997	296	263	198	240

(1)	Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)

Operating Earnings is a non-GAAP measure defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

(3)	Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2013	2012
(millions)	Q1	Year	Q4	Q3	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	736.2	736.3	736.3	736.3	736.3	736.3
Diluted	736.2	736.3	736.3	736.3	736.3	736.3

Encana Corporation	55	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2013

Supplemental Financial & Operating Information (unaudited)

Financial Metrics	2013	2012
	Q1	Year
Net Debt to Debt Adjusted Cash Flow	1.4x	1.1x
Debt to Debt Adjusted Cash Flow	2.2x	2.0x
Debt to Adjusted EBITDA	2.2x	2.0x
Debt to Adjusted Capitalization	38%	37%

The financial metrics disclosed above are non-GAAP measures monitored by Management as indicators of the Company’s overall financial strength. These non-GAAP measures are defined and calculated in the Non-GAAP Measures section of Encana’s Management Discussion and Analysis.

Net Capital Investment	2013	2012
($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment
Canadian Division	409	1,567	373	356	323	515
USA Division	283	1,727	352	380	432	563
Market Optimization	—	7	—	—	1	6
Corporate & Other	23	175	55	43	41	36

Capital Investment	715	3,476	780	779	797	1,120

Net Acquisitions & (Divestitures) (1)	(341)	(3,664)	(1,327)	31	(8)	(2,360)

Net Capital Investment	374	(188)	(547)	810	789	(1,240)

(1)

Q1 2013 Net Acquisitions & (Divestitures) includes proceeds received from the sale of the Company’s investment in a 30 percent interest in the Kitimat liquefied natural gas export terminal in British Columbia and associated undeveloped lands in the Horn River Basin. The transaction closed on February 8, 2013.

Production Volumes - After Royalties	2013	2012
(average daily)	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas (MMcf/d)
Canadian Division	1,422	1,359	1,408	1,299	1,237	1,493
USA Division	1,455	1,622	1,540	1,606	1,565	1,779

	2,877	2,981	2,948	2,905	2,802	3,272

Oil & NGLs (Mbbls/d)
Canadian Division	24.0	19.4	23.6	18.0	16.9	19.2
USA Division	19.5	11.6	12.6	12.3	11.3	10.1

	43.5	31.0	36.2	30.3	28.2	29.3

Encana Corporation	56	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2013

Supplemental Financial & Operating Information (unaudited)

Results of Operations

Product and Divisional Information, Including the Impact of Realized Financial Hedging

	2013	2012
($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas - Canadian Division
Revenues, net of royalties	488	2,225	598	543	509	575
Production and mineral taxes	1	1	1	—	1	(1)
Transportation and processing	169	549	158	116	143	132
Operating	88	327	71	86	78	92

Operating Cash Flow	230	1,348	368	341	287	352

Natural Gas - USA Division
Revenues, net of royalties	528	2,993	761	746	698	788
Production and mineral taxes	15	68	28	22	5	13
Transportation and processing	184	652	162	169	148	173
Operating	86	347	78	90	81	98

Operating Cash Flow	243	1,926	493	465	464	504

Natural Gas - Total
Revenues, net of royalties	1,016	5,218	1,359	1,289	1,207	1,363
Production and mineral taxes	16	69	29	22	6	12
Transportation and processing	353	1,201	320	285	291	305
Operating	174	674	149	176	159	190

Operating Cash Flow	473	3,274	861	806	751	856

Liquids - Canadian Division
Revenues, net of royalties	144	500	128	114	118	140
Production and mineral taxes	1	8	1	1	2	4
Transportation and processing	3	6	2	1	2	1
Operating	12	14	7	2	3	2

Operating Cash Flow	128	472	118	110	111	133

Liquids - USA Division
Revenues, net of royalties	127	348	89	88	88	83
Production and mineral taxes	8	28	6	7	7	8
Transportation and processing	—	—	—	—	—	—
Operating	23	25	8	9	6	2

Operating Cash Flow	96	295	75	72	75	73

Liquids - Total
Revenues, net of royalties	271	848	217	202	206	223
Production and mineral taxes	9	36	7	8	9	12
Transportation and processing	3	6	2	1	2	1
Operating	35	39	15	11	9	4

Operating Cash Flow	224	767	193	182	186	206

Encana Corporation	57	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics - After Royalties

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas - Canadian Division ($/Mcf)
Price	3.21	2.58	3.18	2.45	2.05	2.56
Production and mineral taxes	0.01	—	0.01	—	0.01	(0.01)
Transportation and processing	1.29	1.12	1.23	1.01	1.31	0.97
Operating	0.66	0.67	0.55	0.75	0.71	0.68

Netback	1.25	0.79	1.39	0.69	0.02	0.92

Natural Gas - USA Division ($/Mcf)
Price	3.50	3.03	3.68	3.02	2.41	3.00
Production and mineral taxes	0.11	0.11	0.19	0.15	0.03	0.08
Transportation and processing	1.40	1.10	1.15	1.14	1.04	1.07
Operating	0.66	0.59	0.55	0.62	0.56	0.61

Netback	1.33	1.23	1.79	1.11	0.78	1.24

Natural Gas - Total ($/Mcf)
Price	3.35	2.83	3.45	2.77	2.25	2.80
Production and mineral taxes	0.06	0.06	0.10	0.08	0.02	0.04
Transportation and processing	1.35	1.11	1.18	1.08	1.16	1.02
Operating	0.66	0.62	0.55	0.68	0.63	0.64

Netback	1.28	1.04	1.62	0.93	0.44	1.10

Liquids - Canadian Division ($/bbl)
Price	64.72	70.84	61.04	68.80	76.47	79.96
Production and mineral taxes	0.58	1.13	0.43	0.62	1.28	2.36
Transportation and processing	1.33	0.75	0.78	0.10	1.18	0.95
Operating	5.61	2.09	3.60	1.48	1.68	1.15

Netback	57.20	66.87	56.23	66.60	72.33	75.50

Liquids - USA Division ($/bbl)
Price	69.91	82.33	77.18	77.12	86.11	91.05
Production and mineral taxes	4.50	6.63	5.00	6.46	7.17	8.33
Transportation and processing	—	0.06	—	—	0.09	0.20
Operating	13.16	5.88	7.05	7.69	5.52	2.59

Netback	52.25	69.76	65.13	62.97	73.33	79.93

Liquids - Total ($/bbl)
Price	67.04	75.12	66.65	72.17	80.32	83.77
Production and mineral taxes	2.33	3.18	2.02	2.98	3.63	4.41
Transportation and processing	0.73	0.50	0.51	0.06	0.75	0.69
Operating	8.98	3.50	4.80	3.98	3.21	1.65

Netback	55.00	67.94	59.32	65.15	72.73	77.02

Encana Corporation	58	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties (continued)

Impact of Realized Financial Hedging

	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	0.50	1.97	1.45	2.27	2.61	1.69
USA Division	0.53	2.01	1.68	2.03	2.49	1.86
Total	0.51	1.99	1.57	2.14	2.54	1.78

Liquids ($/bbl)
Canadian Division	2.20	—	—	—	—	—
USA Division	2.67	—	—	—	—	—
Total	2.41	—	—	—	—	—

Per-unit Results, Including the Impact of Realized Financial Hedging

	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Division	3.71	4.55	4.63	4.72	4.66	4.25
USA Division	4.03	5.04	5.36	5.05	4.90	4.86
Total	3.86	4.82	5.02	4.91	4.79	4.58

Natural Gas Netback ($/Mcf)
Canadian Division	1.75	2.76	2.84	2.96	2.63	2.61
USA Division	1.86	3.24	3.47	3.14	3.27	3.10
Total	1.79	3.03	3.19	3.07	2.98	2.88

Liquids Price ($/bbl)
Canadian Division	66.92	70.84	61.04	68.80	76.47	79.96
USA Division	72.58	82.33	77.18	77.12	86.11	91.05
Total	69.45	75.12	66.65	72.17	80.32	83.77

Liquids Netback ($/bbl)
Canadian Division	59.40	66.87	56.23	66.60	72.33	75.50
USA Division	54.92	69.76	65.13	62.97	73.33	79.93
Total	57.41	67.94	59.32	65.15	72.73	77.02

Encana Corporation	59	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play

	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Production (MMcf/d) - After Royalties
Canadian Division
Cutbank Ridge	482	433	431	447	377	476
Bighorn	243	242	244	235	263	227
Peace River Arch	115	108	116	99	99	119
Clearwater	347	374	366	336	353	440
Greater Sierra	232	200	245	182	142	231
Other and emerging	3	2	6	—	3	—

Total Canadian Division	1,422	1,359	1,408	1,299	1,237	1,493

USA Division
Piceance	459	475	467	476	470	488
Jonah	346	411	365	407	426	448
Haynesville	420	475	464	475	418	545
Texas	145	167	151	157	158	201
Other and emerging	85	94	93	91	93	97

Total USA Division	1,455	1,622	1,540	1,606	1,565	1,779

Oil & NGLs Production (Mbbls/d) - After Royalties
Canadian Division
Cutbank Ridge	1.6	1.5	1.5	1.6	1.5	1.2
Bighorn	7.4	5.8	9.4	5.0	3.4	5.5
Peace River Arch	5.6	2.9	3.6	2.7	2.5	2.7
Clearwater	8.5	8.6	8.1	8.0	9.0	9.2
Greater Sierra	0.6	0.5	0.6	0.4	0.3	0.6
Other and emerging	0.3	0.1	0.4	0.3	0.2	—

Total Canadian Division	24.0	19.4	23.6	18.0	16.9	19.2

USA Division
Piceance	4.3	2.2	2.5	2.7	2.0	1.6
Jonah	4.6	4.1	4.0	4.3	4.0	4.1
Haynesville	—	—	—	—	0.1	—
Texas	—	0.1	—	0.1	—	0.2
Other and emerging	10.6	5.2	6.1	5.2	5.2	4.2

Total USA Division	19.5	11.6	12.6	12.3	11.3	10.1

Capital Investment ($ millions)
Canadian Division
Cutbank Ridge	51	228	60	53	35	80
Bighorn	105	333	66	82	63	122
Peace River Arch	101	220	55	56	52	57
Clearwater	64	131	37	17	14	63
Greater Sierra	9	118	14	13	47	44
Other and emerging	79	537	141	135	112	149

Total Canadian Division	409	1,567	373	356	323	515

USA Division
Piceance	48	328	42	68	112	106
Jonah	8	102	15	13	25	49
Haynesville	32	337	16	46	90	185
Texas	5	62	3	14	16	29
Other and emerging	190	898	276	239	189	194

Total USA Division	283	1,727	352	380	432	563

Encana Corporation	60	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play (continued)

	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Drilling Activity (net wells drilled)
Canadian Division
Cutbank Ridge	7	41	13	14	7	7
Bighorn	8	31	5	6	9	11
Peace River Arch	11	26	6	7	7	6
Clearwater	87	260	84	93	—	83
Greater Sierra	2	6	—	—	—	6
Other and emerging	2	8	3	2	2	1

Total Canadian Division	117	372	111	122	25	114

USA Division
Piceance	22	116	21	21	35	39
Jonah	14	41	11	9	7	14
Haynesville	2	17	1	—	4	12
Texas	—	4	—	1	—	3
Other and emerging	19	107	33	35	14	25

Total USA Division	57	285	66	66	60	93

Encana Corporation	61	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Ryder McRitchie	Lorna Klose
Vice-President, Investor Relations & Communications	Manager, Investor Relations
(403) 645-2007	(403) 645-6977

Media contact:

Jay Averill
Manager, Media Relations
(403) 645-4747

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com